SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549
                              ----------------

                              AMENDMENT NO. 1
                                     TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                           ----------------------

                             HEALTHSOURCE, INC.
                         (Name of Subject Company)

                             HEALTHSOURCE, INC.
                    (Name of Person(s) Filing Statement)


                  Common Stock, par value $0.10 per share
                       (Title of Class of Securities)


                                42221E 10 4
                   (CUSIP Number of Class of Securities)


                          Jon S. Richardson, Esq.
                     Special Counsel to the President
                            Healthsource, Inc.
                           Two College Park Drive
                       Hooksett, New Hampshire 03106
                               (603) 268-7000
    (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).


                              With a Copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York 10022-3897
                               (212) 735-3000




      This Amendment supplements and amends as Amendment No. 1 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on March 6, 1997 (the Schedule 14D-9"), by Healthsource, Inc., a New Hampshire corporation (the "Company"), relating to the tender offer by CHC Acquisition, Corp., a New Hampshire corporation (the "Purchaser") and an indirect wholly owned subsidiary of CIGNA Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 6, 1997, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Shares"), of the Company at a price of $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED.

      On March 7, 1997, Betty Grayson Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman (together, the "Plaintiffs"), filed a putative class action in the Superior Court of Merrimack County for the State of New Hampshire (the "Complaint"). The Complaint asserts one cause of action sounding in breach of fiduciary duty against the Company, each of the Company's directors (the "Director Defendants") and Parent.

      The Complaint alleges that the February 28, 1997 announcement that the Company had signed a definitive agreement to merge with Parent failed to indicate whether the Company had engaged a financial advisor to evaluate the Company or had made any attempt to "seek out other potential suitors for the Company." As a result, the Plaintiffs allege that the Director Defendants failed to adequately evaluate the Company's value as a potential merger or acquisition candidate and/or did not act to enhance the Company's value as such a candidate. The Complaint further alleges that Parent disregarded the alleged breach of fiduciary duty and thus aided and abetted the alleged breach. The Complaint seeks unspecified monetary damages. The Company believes that the lawsuit is without merit. A copy of the Complaint is filed herewith as Exhibit 18 and is incorporated herein by reference.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 18  -  Complaint filed in the Superior Court, Merrimack County, of the State of New Hampshire in an action titled Betty Grayson Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman, on behalf of themselves and all others similarly situated v. Healthsource, Inc. et. al.



                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 10, 1997

                                       HEALTHSOURCE, INC.

                                       By:  /s/ Joseph M. Zubretsky
                                           ------------------------
                                       Name:  Joseph M. Zubretsky
                                       Title: Chief Financial Officer



                                 EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------

Exhibit 18 Complaint filed in the Superior Court, Merrimack County, of the State of New Hampshire in an action titled Betty Grayson Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman, on behalf of themselves and all others similarly situated v. Healthsource, Inc. et. al.